

Harmony Turbines, Inc.

Regulation Crowdfunding Form C/A

Target Offering Amount of $25,000.00 to a Maximum Amount of $2,000,000.00 Shares of Preferred Stock

MINIMUM INVESTMENT

$200.00

OFFERING PERIOD

May 23, 2024 – May 22, 2025

TABLE OF CONTENTS

About this Form C

Harmony Turbines, Inc. ("Harmony Turbines," or the "Company") is offering up to one million (1,000,000) shares of preferred stock (the "Shares") in the Company (the "Offering") through Andes Capital Group, LLC ("Andes Capital," or the "Intermediary"), in its capacity as a registered broker-dealer (CIK No. 0001348811, SEC File No. 008-67202, FINRA CRD No. 139212). Information about the Company is provided on the Offering Page maintained for this Offering by Andes Capital, which is located at https://www.investharmonyturbines.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission," or the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and U.S. territories.

If applicable, any updates on the status of this Offering may be found at https://www.investharmonyturbines.com.

Offering Summary

The Company

Company	Harmony Turbines, Inc.
Address	201 N 5th Avenue Building 6 Lebanon, Pennsylvania 17046
Company Website	https://harmonyturbines.com
Number of Employees	5
Chief Executive Officer	Christopher Moore
Form of Organization	Corporation
State of Jurisdiction	Pennsylvania
Date of Incorporation	August 12, 2020
Fiscal Year End	December 31
Offering Website operated by the Intermediary	https://www.investharmonyturbines.com

Terms

Security Type	Shares of preferred stock
Price per Share	$2.00
Target Offering Amount	$25,000.00 (the "Target Offering Amount")
Target number of securities offered	12,500
Maximum Offering Amount	$2,000,000.00 (the "Maximum Offering Amount")
Maximum number of securities offered	1,000,000
Minimum Investment Amount	$200.00 (the "Minimum Investment Amount")
Voting Rights	None

Registration Exemption	Regulation Crowdfunding ("Regulation CF")
Placement Agent	Andes Capital Group, LLC

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the Company offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the Company:

- is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the Offering statement, or (ii) under the authorization of Rule 206;

- is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and,

- the Company or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at https://www.investharmonyturbines.com.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or,

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HARMONY TURBINES, INC.

By

s/Christopher Moore

CHRISTOPHER MOORE

CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

<u>**s/Christopher Moore**</u>

CHRISTOPHER MOORE

PRESIDENT AND CHIEF EXECUTIVE OFFICER

JUNE 11, 2024

<u>**s/Cheryl Moore**</u>

CHERYL MOORE

SECRETARY, TREASURER, AND CHIEF OPERATIONS OFFICER

JUNE 11, 2024

The Company

Business Summary

CORPORATE HISTORY

The Company was incorporated in Pennsylvania as "Harmony Turbines Inc." on August 12, 2020. The Company filed Articles of Amendment on July 9, 2021, which changed the name of the Company to "Harmony Turbines, Inc."

OVERVIEW OF THE COMPANY'S BUSINESS

The Company's principal business is developing small-scale wind turbine systems for use in residential, business, and recreational settings. The Company is an early-stage startup with the goal of bringing its turbine technology to market.

THE COMPANY'S PRODUCTS

At present, the Company is focused on the development of two related technologies:

- the vertical-axis wind turbine (the "VAWT"): a 400-watt turbine that incorporates the Company's patented furling mechanism. The VAWT is designed to produce electricity from wind irrespective of wind direction and speed; this proprietary furling technology allows the VAWT unit to close automatically to the necessary degree to continue to function properly during severe winds, while producing full power. The VAWT can be used for various purposes such as producing electricity, pumping water, or purifying water; and

- the Harmony Turbines generator technology: a generator which could be used in various applications, such as within large-scale wind turbines to eliminate the need for "startup/kicker motors," which initialize the spinning rotor of a turbine.

The Company is currently working to finalize the development of these products, with marketing and sales to follow. At present, the Company expects to couple the two products together for sale on larger multi-kilowatt units, however the Company may sell the two technologies separately.

PARTNERSHIPS WITH RESEARCH INSTITUTIONS

To further research and test its VAWT technologies, the Company has established partnerships with certain prestigious universities in the United Kingdom and the United States, including Bucknell University, Northumbria University, and Penn State Berks.

AFFILIATE MACHINING SERVICES

The Company intends to conduct contract machining jobs for affiliate Creating Moore LLC (the "Affiliate"), while the Company prepares its VAWT and generator technologies for production and marketing. The Affiliate will provide the Company with machining opportunities to create parts for third parties on behalf of the Affiliate. The Affiliate will pay the Company a fee for each completed machined part created. The Company intends to use revenues derived from the machining services toward offsetting the operational costs of the Company as it continues developing its VAWT and generator technologies.

MARKET INFORMATION

The Company intends to market its wind turbine products for use in small-scale settings, such as rural residences, boats, and recreational vehicles. According to the United States Census Bureau, there were over 22,000,000 rural housing units in 2015. As of 2020, according to Statistica.com, there were nearly 12,000,000 registered recreational boats in the Unites States alone. The RV Industry Association estimated that there were over 11,000,000 recreational vehicles in the Unites States in 2020.

INTELLECTUAL PROPERTY

The Company holds two patents with the United States Patent and Trademark Office covering the proprietary vertical axis wind turbine furling systems and proprietary generator technology: (i) U.S. Patent No. 10,724,502; and (ii) U.S. Patent No. 11,149,715.

The Company may patent additional related technologies in the future.

Current stage and roadmap

The Company is currently developing its VAWT and generator technologies, including conducting research on the performance of these technologies. The Company intends to continue conducting research and development activities until the Company can establish that these products are viable for beta testing and pre-orders. The Company will use data collected from real-world use of its technologies to determine whether the Company's products are ready for beta testing and pre-orders.

Once the VAWT and generator technologies are ready for beta testing and pre-orders, the Company will begin low-volume production of these products, including partnering with third-party manufacturers for production. The Company intends these partnerships to facilitate further research and, eventually, mass production of variations of its technologies. The Company believes that its products may be adapted for other energy-production purposes not currently contemplated.

The Company anticipates that multiple versions of its VAWT technology will eventually be produced, such as smaller and/or larger sizes, as well as variations in materials used and in capabilities to handle environmental challenges such as snow, ice, and coastal sea waters.

Competition

The Company has identified Flower Turbines as a competitor in the residential market.

Principal Security Holders

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Christopher Moore	10,000,000 shares of common stock	100%	100%

Directors and Officers of the Company

Christopher Moore and Cheryl Moore comprise the Company's directors (the "Directors") and the Company's officers (the "Officers").

Directors

At present, the Company's board of Directors (the "Board") is comprised of Christopher Moore and Cheryl Moore. Information about the Board is listed below along with all positions for the past three (3) years:

Name	Christopher Moore
Current Position and Title	President of the Board and Chief Executive Officer
Responsibilities	Overseeing the Company's operations and product development.
Date of Board Service	August 2020 – Present
Principal Occupation	Chief Executive Officer of the Company
BUSINESS EXPERIENCE IN THE PAST 3 YEARS	

EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES	DATES
Harmony Turbines, Inc.	Chief Executive Officer/President	Development of small-scale wind turbine systems; responsibilities include overseeing the Company's operations and product development.	August 2020 – Present
Penn State Health	Lead Programmer Analyst/Consultant	Multi-hospital system serving patients in Central Pennsylvania; responsibilities included programming/applications support and analyst services and systems consulting for the Infor and Kronos software systems.	August 2007 – May 2022 (Consultant from October 2020 – May 2022)
Creating Moore, LLC	Owner	Research and development activities along with contract parts machining for third parties; responsibilities include overall management and operations of the company and for generating leads for contract machining jobs	February 2017 – Present

Name	Cheryl Moore
Current Position and Title	Secretary and Treasurer of the Board and Chief Operations Officer
Responsibilities	Administrative tasks within the Company, including customer and investor relations, bookkeeping, working with legal counsel, insurances, human resources, payroll, benefits administration, website administration, creating promotional and update videos and social media posts, and handling of all merchandise orders, and occasionally assisting in the shop by machining parts for the Company's research and development efforts.
Date of Board Service	August 2020 – Present
Principal Occupation	Chief Operations Officer of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES	DATES
Harmony Turbines, Inc.	Chief Operations Officer/Secretary/Treasurer	Development of small-scale wind turbine systems; responsibilities include administrative tasks within the Company, including customer and investor relations, bookkeeping, working with legal counsel, insurances, human resources, payroll, benefits administration, website administration, creating promotional and update videos and social media posts, and handling of all merchandise orders, and occasionally assisting in the shop by machining parts for the Company's research and development efforts.	August 2020 – Present (Chief Operations Officer from June 2022 – Present and Treasurer from February 2024 – Present)
Penn State Health	I.T. Systems Analyst/Consultant	Multi-hospital system serving patients in Central Pennsylvania; responsibilities included providing information technology hardware and software support for the Department of Radiology and fulfilled requests for data and analytics throughout the department.	June 2014 – October 2022 (Consultant from June 2022 – October 2022)
Somehow Healthy, LLC	Owner	Truck-based food service specializing in whole-food smoothies and snacks; responsibilities included overseeing the operations of a food truck, including inventing recipes, providing scheduled food services, managing food truck team, and handling all administrative aspects such as payroll, accounting, taxes, human	January 2019 – May 2021

		resources, safety, and social media.	

Officers

In addition to serving on the Company's Board, Christopher Moore serves as the Chief Executive Officer ("CEO") of the Company, and Cheryl Moore serves as the Chief Operations Officer ("COO") of the Company.

Biographical Information

CHRISTOPHER ("CHRIS") MOORE

Chris is an entrepreneur, inventor, and tinkerer. Chris has a Bachelor's Degree in Psychology from Pennsylvania State University, has worked as a programmer analyst in the healthcare system for nearly 30 years, and has been working with clean energy technologies for over 24 years. His introduction to clean energy technology was in 1998 when he started with the OUPower.com website, working with gravity engines, hydroxy, pulse motors, and electromagnetic technologies. Chris's dream has always been to do whatever he can to help make the world and our lives better than they are today.

CHERYL MOORE

Cheryl has amassed over 25 years of office, human resources, information technology, and analytics experience. Cheryl has a Master's Degree in Information Systems from Pennsylvania State University, with a Bachelor's Degree in Human Resources Management from Messiah College. Cheryl has previously run two other business entities where she gained legal, tax, and various other additional business operational experiences.

The Offering

Terms of Securities Offering

The Company is selling up to 1,000,000 Shares of preferred stock through the Offering.

Share Price	$2.00

Target Offering Amount	$25,000.00
Target number of securities being offered	12,500
Maximum Offering Amount	$2,000,000.00
Maximum number of securities being offered	1,000,000
Oversubscriptions	Oversubscriptions will be accepted at the discretion of the Company or the Intermediary, not to exceed the Maximum Offering Amount.
Deadline to reach the Target Offering Amount	May 22, 2025
Method of determination of price of Shares	The Company has arbitrarily set the price of its Shares of preferred stock at $2.00 per Share.

Description of the Shares

VOTING RIGHTS

The Shares do not carry voting rights of any kind or nature.

DIVIDEND RIGHTS

The Company may issue dividends to holders of the Shares of preferred stock from time to time, in the sole discretion of the management of the Company.

MODIFICATION OF TERMS

Rights of the Shares may be modified by the affirmative vote of: (i) the holders of a majority of the issued and outstanding shares of common stock; or (ii) with respect to matters which are not by statute committed expressly to holders of shares of common stock, a majority of the Directors.

OTHER MATERIAL TERMS

In the event of a voluntary liquidation, dissolution, or winding up of the Company, holders of Shares of preferred stock may receive payment or distribution of a preferential amount before any payments or distributions would be received by the holders of shares of common stock.

DRAG-ALONG RIGHTS

If the Company were to receive an acquisition offer to be purchased, and the controlling shareholder(s) desired to accept such an offer to be acquired, holders of the Shares of preferred stock would be required to sell all Shares to the proposed acquirer.

Please see Appendix 2 – Articles of Incorporation and Articles of Amendment and Appendix 3 – Bylaws for more information.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Outstanding Securities

CLASSES OF THE COMPANY'S STOCK

The Company has authorized 19,000,000 shares of common stock, with 10,000,000 shares of common stock outstanding. The Company has also authorized 10,000,000 shares of preferred stock, with

3,369,603 shares of preferred stock outstanding. There are no other outstanding securities of the Company.

COMPARISON OF THE CLASSES OF THE COMPANY'S STOCK

The Shares of preferred stock are entitled to receive payment of dividends prior to any payment of dividends to holders of shares of common stock. However, the Shares of preferred stock do not carry voting rights, while shares of common stock carry with them the right to elect Directors and to vote on each and every other corporate matter, except as otherwise may be required by law.

Valuation of Securities Being Offered

PRE-MONEY VALUATION

The Company has set its pre-money valuation at $26,700,000.

VALUATION DETAILS

The Company has set its pre-money valuation based on an internal valuation of its intellectual property and planned operations. This valuation has been set by the management of the Company and is arbitrary.

Other Exempt Offerings

The Company has offered securities previously, as described further below:

FIRST REGULATION CF OFFERING – AUGUST 21, 2020

On August 21, 2020, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered Simple Agreement for Future Equity ("SAFE") securities through the offering and successfully raised $189,157.00, which represented 396 SAFE securities. The funds raised were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units of the Company's VAWT product. These SAFE securities have been converted into 874,383 shares of preferred stock.

SECOND REGULATION CF OFFERING – AUGUST 9, 2021

On August 9, 2021, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered SAFE securities through the offering and successfully raised $218,700.00, which represented 358 SAFE securities. The funds raised were used to continue the development of VAWT units, as well as to provide salaries for Christopher Moore, as the Company's Chief Executive Officer, and for Cheryl Moore, as the Company's Chief Operations Officer. These SAFE securities have been converted into 436,216 shares of preferred stock.

THIRD REGULATION CF OFFERING – OCTOBER 13, 2022

On October 13, 2022, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of preferred stock through the offering and successfully raised $1,931,925.21, which represented 1,804,603 shares of preferred stock. The funds raised have been used for hiring additional personnel, for moving to a larger facility conducive to future low-volume production, and for finalizing development and testing of both the VAWT unit and accompanying generator design. Additionally, 182,374 shares of preferred stock were issued to investors as incentives for their early investment, and 52,027 shares of preferred stock were issued as remuneration for services related to hosting and administration of the Regulation CF offering.

4(A)(2) OFFERING – SEPTEMBER 26, 2023

On September 26, 2023, the Company issued 20,000 shares of preferred stock in reliance upon the exemption from registration found within Section 4(a)(2) of the Securities Act of 1933. The Company did not raise proceeds from this offering and instead awarded these shares of preferred stock in exchange for services rendered to the Company, including computer-aided design ("CAD") engineering work.

Use of Proceeds

The Company intends to use the proceeds raised through this Offering (the "Proceeds") to continue its research, development, and testing of its wind turbine technology, as described below. The Company reserves the right to determine how the Proceeds raised will be used, and the Company has discretion to use the Proceeds for purposes other than described below:

	IF TARGET OFFERING AMOUNT		IF MAXIMUM OFFERING AMOUNT	
	$	%	$	%
Total Proceeds	25,000.00	100	2,000,000.00	100
Intermediary Fees	625.00	2.5	50,000.00	2.5

Research & Development	24,375.00	97.5	487,500.00	24.375
Salaries	0	0	687,500.00	34.375
Operations	0	0	187,500.00	9.375
Working Capital	0	0	587,500.00	29.375
Total Use of Net Proceeds	**25,000.00**	**100**	**2,000,000.00**	**100**

Intermediary Fees

The Company shall pay to Andes Capital a fee equal to two-and-one-half percent (2.5%) of the Proceeds. The Company may incur additional expenses related to this Offering.

Research & Development

The Company intends to use up to approximately 24% of the Proceeds for research and development costs, including purchasing equipment, purchasing materials, and other fabrication costs.

Salaries

The Company intends to use up to approximately 34% of the Proceeds to pay salaries. The Company intends to hire additional staff to support its operations, including hiring engineers, leads, and other assistants.

Operations

The Company intends to use up to approximately 9% of the Proceeds for rent, utilities, maintenance fees, insurance, supplies, repairs, and other general expenses.

Working Capital

The Company intends to use up to approximately 29% of the Proceeds for working capital costs. The Company anticipates that there may be necessary expenditures for future growth currently unknown to the Company.

Testing the Waters

The Company has not made use of written communication or broadcast script to test the waters.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company will work with Andes Capital, a FINRA compliant regulated broker-dealer, to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered via electronic transmission.

REMUNERATION FOR BROKER-DEALER

Andes Capital will be paid a two-and-one-half percent (2.5%) fee upon reaching the Target Offering Amount. Andes Capital will take a two-and-one-half percent (2.5%) fee at each closing of the Offering. Additionally, Andes Capital has taken a $3,500.00 fee for the design and development of the Offering website.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the Company's financial performance.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to conduct its ordinary business operations. The Company's vendors may experience unexpected financial difficulties, given unemployment rates and illness amongst employees, and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations.

Industry Risk Factors

FAILURE TO PROTECT INTELLECTUAL PROPERTY RIGHTS

If the Company fails to adequately protect its proprietary intellectual property rights, the Company's competitive position could be impaired and it may lose valuable assets, generate less revenue, and incur costly litigation to protect its rights.

The Company's success is dependent, in part, upon protecting the Company's proprietary technology. The Company may file for additional patent protection of its technologies in the future, but there is no assurance that any patents ultimately will be issued. The Company may seek copyrights, trademarks, and service marks to protect its branding assets. The Company may rely on trade secret laws and contractual provisions to establish and protect the Company's proprietary rights. However, the steps the Company takes to protect its intellectual property may be inadequate. Any patents issued may not provide the Company with competitive advantages; parents may be successfully challenged by third parties in the future. Any of the Company's patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through litigation or other processes. There can be no guarantee that others will not develop similar products, duplicate any of the Company's products, or design around the Company's patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite the Company's precautions, it may be possible for unauthorized third parties to copy the Company's products and use information that the Company regards as proprietary to create products that compete with those of the Company. Failure to adequately protect the Company's intellectual property could harm the Company's brand, devalue the Company's proprietary content, and affect the Company's ability to compete in the marketplace, which could have a material adverse effect on the Company's business, financial condition or results of operations.

It is also possible that the Company could become involved in claims by third-party competitors that the products offered by the Company infringe upon the intellectual property rights of third-party competitors. Such a situation could prove to be a costly and time-consuming process for the Company to defend against, which could adversely affect the financial performance of the Company, even if the Company was not found to infringe upon the intellectual property rights of third-party competitors.

FAILURE TO STAY COMPETITIVE

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from startup organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects.

The Company expects that many of its potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than the Company. These competitors may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

Company Risks Factors

LIMITED OPERATING HISTORY

The Company was incorporated in 2020 and has a limited operating history. Because of this limited operating history, it is difficult to assess the Company's performance over time and future prospects.

FAILURE TO SCALE BUSINESS

The Company may not be able to scale its business efficiently and quickly, and the Company's operating results could be harmed.

RELIANCE ON THIRD PARTIES

The Company relies upon third parties to provide the raw materials, major components, and other materials for the Company's products. The Company's ability to meet its obligations to its customers depends upon the relationships the Company has built with its suppliers. If the supply chain of the Company were to be disrupted, it would impair the Company's ability to manufacture its products, which would harm its economic prospects.

Additionally, the Company relies on receiving legitimate, high-quality, non-counterfeit parts as part of its manufacturing process. If the Company were to receive non-conforming, low-quality, or counterfeit parts, the quality of the Company's products could suffer, which could lead to a decrease in the demand for the Company's products and harm the financial performance of the Company.

Furthermore, the Company relies on services provided by third parties to run its business. If the Company were unable to access these services, it would negatively affect the ability of the Company to continue its business operations.

FAILURE TO EXPAND SALES AND MARKETING

Failure to effectively develop and expand the Company's sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of the Company's products.

Furthermore, failure to correctly predict, identify, and interpret changes in consumer preferences and demand and to adjust the Company's products accordingly could result in a decline in the financial performance of the Company. Similarly, if the Company fails to respond to competitive innovation through adjustments to the Company's product offerings, the Company's financial performance could be negatively impacted.

RISK OF EVENTS SUCH AS PRODUCT RECALLS

The Company's products could be subject to recalls or adverse litigation as a result of alleged or real injury caused by the products of the Company. Even if the products of the Company were not found to have been the source of any alleged injury, harm to the brand image and reputation could result. Such an event would negatively impact the financial performance of the Company.

RISK OF DELAYED DELIVERY OF PRODUCTS

If the Company were unable to deliver its products in a timely manner, the brand image and reputation of the Company could suffer negative consequences, and the Company's financial performance could be harmed.

As the Company is currently generating new markets for its products, it is difficult to schedule production accurately and achieve maximum efficiency of the Company's manufacturing capacity. This uncertainty may require the Company to incur additional expenses to meet unexpected increases in customer demand for the Company's products. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect the relationships between the Company and its customers.

KEY PERSONNEL & EMPLOYEES

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel.

As with any new company, sourcing qualified personnel could be challenging. While the Company can rely upon its management, the Company's development depends on successful recruitment of dedicated personnel. Recruitment and retention of personnel can be challenging, and there exists a risk that the Company is unable to source personnel sufficient to meet the growth objectives of the Company.

THE COMPANY'S KEY PERSONNEL ARE NOT OBLIGATED TO COMMIT FULL TIME TO THE BUSINESS OF THE COMPANY

Management of the Company are not required to devote their individual, full-time capacities to the Company's affairs, but only such time as sufficient to fulfill the fiduciary duties held by the management of the Company, as reasonably judged by the management of the Company.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that the Company will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company has priced its Shares based on its internal assessments and financial projections.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Shares purchased through this Offering are subject to limitations of transfer, including restrictions set by law. This means that the Share(s) that you purchase cannot be resold for at least a period of one year. An exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce; however, there are restrictions on the transferability of the Shares.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company may raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if the Company needs to raise more equity capital from the sale of its stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share of stock.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the Proceeds of this Offering. The use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another and will have broad discretion in doing so.

PROJECTIONS: FORWARD-LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by the Company's independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The Shares offered through this Offering do not carry voting rights in the Company. By purchasing Shares, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after the creditors of the Company have been paid. Moreover, investors in this Offering may have fewer rights than those of other investors and will have limited influence on the business decisions made by the management of the Company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the Target Offering Amount for this Offering has been met, the Company may request that the Intermediary instruct the escrow agent to disburse Offering Proceeds to the Company (a "Close," or "Closing"). At that point, investors whose subscription agreements have been accepted will become the Company's investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the businesses, plans, or prospects of a company, sometimes on short notice. When such changes happen during the course of an offering, The Company must file an amendment to the Company's Form C, with the U.S. Securities and Exchange Commission, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be the Company's investors and will have no such right.

MAINTAINING AND EXPANDING THE BRAND IMAGE AND REPUTATION OF THE COMPANY IS ESSENTIAL TO THE SUCCESS OF THE COMPANY

The Company seeks to maintain and expand its brand image and reputation through marketing investments, such as advertising, consumer promotions, and product innovation. Failure by the Company to maintain or expand its brand image and reputation could harm consumer confidence in the Company and negatively impact the financial performance of the Company.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property law is complex and outcomes can be uncertain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation can be extremely expensive. Even if the Company believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, the Company might choose not to file suit because of a lack of funds devoted to successfully prosecuting a multi-year litigation with an uncertain outcome; or because the Company may believe that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

POSSIBLE DILUTION

Additional Shares may be issued without an associated capital contribution, which would dilute the ownership of the Company and the value of the Shares.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this Offering will not have any input on decisions made by the Board of Directors and/or the principal stockholders. Investors in this offering may have less rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and stock repurchases may disproportionately affect minority shareholders. The effects may include the dilution of the value of Shares, and the loss of certain rights. Furthermore, there is a risk that future financing activities may result in pricing the Shares below the price at which they were originally purchased.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of Proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve (12) months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

CONFLICT OF INTEREST: THE COMPANY HAS TRANSACTED WITH A RELATED PARTY

The Company has entered into an arrangement whereby an Affiliate will pay the Company for use of its machines and facilities to manufacture parts on behalf of third parties. This relationship has not been entered into at an arm's-length basis, and the Company may or may not have achieved more favorable terms than if the Company engaged an unrelated machining operator for this service. Such conflicts could result in control persons of the Company advancing their economic interests or the economic interests of the Affiliate above those of the Company, which could adversely impact the value of the Company's stock.

Investing Process

To invest in this Offering, Investors must go to https://www.investharmonyturbines.com. Andes Capital collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The purchaser's funds for payment will be deducted and then held in escrow with East West Bank, an independent escrow bank, during the raise.

Subscription Agreement

A subscription agreement is an investor's application to participate in a crowdfunding offering and is a two-way agreement between a company to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A subscription agreement is typical with private security offerings like those under Regulation Crowdfunding. The subscription agreement for this Offering (the "Subscription Agreement") can be found in Appendix 4 – Subscription Agreement. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress During an Offering

The Andes Capital investor marketplace at https://www.investharmonyturbines.com will display on the Company's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Andes Capital.

Target Offering Amount and Maximum Offering Amount

The Company has selected a minimum Target Offering Amount and a Maximum Offering Amount. If the total sum of investment commitments does not equal or exceed the Target Offering Amount by the deadline for the Offering, the Offering will be cancelled, no securities will be sold in the Offering, the investment commitments will be cancelled, committed funds will be returned, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline of the Offering period. The Offering deadline can be found in the Offering materials and on the Company's Offering page at https://www.investharmonyturbines.com. For example, if the deadline is December 24th, you can cancel until December 22 at 11:59 PM Eastern time. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48-hour time period.

CANCELLING A COMMITMENT TO PURCHASE

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering materials, it may close the offering early if it provides notice about the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The Close date can be found in the Offering materials and at https://www.investharmonyturbines.com.

You cancel your investment commitment directly on the https://www.investharmonyturbines.com platform. If you need any assistance at any point, please reach out to the Andes Capital team at investments@andescap.com.

Related-Party Transactions

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There have been no related transactions between the Company and a related party in excess of five percent (5%) of the Company's securities sold over the past twelve (12) months. However, a related party will pay the Company for the use of the Company's resources to manufacture parts for third parties. See "Conflicts of Interest," below, for more information.

CONFLICTS OF INTEREST

The Company intends to conduct contract machining jobs for Affiliate Creating Moore LLC, which will provide the Company with machining opportunities to create parts for third parties on behalf of the Affiliate. The Company will receive a fee for each completed machined part created.

Christopher Moore is a control person with both the Company and the Affiliate. While the Company will not pay the Affiliate fees through this relationship, and instead will receive payments from the Affiliate, the Company has not negotiated this arrangement at arm's length and is subject to a conflict of interest.

The management of the Company believes that this arrangement with its Affiliate is favorable to the Company, as it will provide an opportunity for an alternative source of revenue while research and development of the Company's turbines is ongoing.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this Offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company was incorporated in Pennsylvania in 2020 and has limited operational history. The Company is pre-revenue; revenues are expected to follow after the research, development, and testing phase of the Company's products has been completed and sales commence. The Company is currently dependent on the on the funds raised through its previous rounds of financing and future rounds of financing.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY & CAPITAL RESOURCES

The Company is using capital raised through previous securities offerings to fund its operations. The Company has access to business credit card services as well.

POST-RAISE LIQUIDITY

The Company intends to use the funds raised through this Offering for expenses related to research and development, salaries, operations, and working capital. The Company may require additional liquidity in the future, which may result in additional rounds of capital raising from investors.

RESULTS OF OPERATIONS

In 2023, the Company saw its total assets increase to $1,178,896 from $510,569 in 2022, an increase of approximately 131%; the Company attributes the increase in total assets to asset purchases related to manufacturing.

In 2023, the Company saw its cash and cash equivalents increase to $892,310 from $474,600 in 2022, an increase of approximately 88%; the Company attributes the increase in cash and cash equivalents mostly to sales of its securities, with additional cash coming in through sales of merchandise, machining jobs, donations, and earned interest.

In 2023, the Company saw its revenues increase to $21,440 from $0 in 2022. The Company attributes the increase revenues to sales of merchandise and machining jobs.

In 2023, the Company saw its net loss grow to $690,822 from $355,324 in 2022, an increase of approximately 94%; the Company attributes the greater net loss to an increase in expenses related to hiring more staff, employment costs, and costs associated with moving the location of the Company's business and purchasing manufacturing assets.

TRENDS & UNCERTAINTIES

The Company anticipates the continuation of development and testing of the turbine and generator technologies throughout 2024 and projects pre-orders for beta units to begin by 2025. The Company intends to fund its operations through the revenues collected from sales of its products in the future.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2023 AUDITED)	PRIOR FISCAL YEAR-END (2022 AUDITED)
Total Assets:	$1,178,896	$510,569
Cash & Cash Equivalents:	$892,310	$474,600
Accounts Receivable:	—	—

Short-term Debt:	$332	$1,982
Long-term Debt:	—	—
Revenues/Sales:	$21,440	—
Cost of Goods Sold:	$5,805	—
Taxes Paid:	—	—
Net Income:	$(690,822)	$(355,324)

See Appendix 1 – Financial Statements, for more information.

Outstanding Indebtedness

The Company has no outstanding debt.

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Litigation

The Company is not currently involved in any litigation.

Other Material Information

Neither the Company nor its Directors and Officers are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its Directors and Officers have any events to disclose under Rule 201(u) of Regulation Crowdfunding.

Appendix 1 – Financial Statements

Harmony Turbines, Inc.
FINANCIAL STATEMENTS
As of December 31, 2023

With Independent Auditor's Opinion

Harmony Turbines, Inc.



FM Financial Services
YOUR TRUSTED FINANCIAL PARTNER.

INDEPENDENT AUDITOR'S REPORT

To
The officers of,
Harmony Turbines, Inc.

We have audited the accompanying financial statements of Harmony Turbines, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2023, and the related Statement of Operations, Statement of Changes in Equity and Statements of Cash Flows for the twelve months ended December 31, 2023, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2023, and the results of their operations and their cash flows for the twelve months ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Notes to the financial statements, Harmony Turbines, Inc. has suffered recurring losses from operations and has a net capital deficiency. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 16 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.



Faiza Mehmood
FM Financial services LLC
info@fmfinancialservicesllc.com
Date May 09, 2024

4

40

Harmony Turbines, Inc.

HARMONY TURBINES, INC
COMPARATIVE BALANCE SHEET
31-Dec-23

	2023	2022
ASSETS	US Dollars	US Dollars
Current Assets		
Cash and Cash Equivalents	$ 892,310	$ 474,600
Inventory	$ 6,626	$ 16,479
prepaids and deposits	$ 3,385	$ 885
Total Current Assets	**$ 902,322**	**$ 491,964**
Non-Current Assets		
Equipment and Furniture (Net)	$ 276,575	$ 18,605
Total Non-Current Assets	**$ 276,575**	**$ 18,605**
TOTAL ASSETS	**$ 1,178,896**	**$ 510,569**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable and other Accrued Liabilities	$ 332	$ 1,982
Total Current Liabilities	**$ 332**	**$ 1,982**
Total Liabilities	**$ 332**	**$ 1,982**
Equity		
Common Stock -		
Issued and Outstanding (10,000,0000)		
Series Seed Preferred Stock -		
Issued and Outstanding (3,642,077)		
Additional Paid in Capital	$ 2,400,440	$ 1,039,446
Retained Earnings	$ (1,221,836)	$ (530,859)
Total Equity	**$ 1,178,604**	**$ 508,587**
TOTAL LIABILITIES & OWNER'S EQUITY	**$ 1,178,936**	**$ 510,569**

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.

Harmony Turbines Inc
Comparative Statement of Operations
31-Dec-23

		2023		2022
		US dollars		US dollars
REVENUE				
Revenue (Net)	$	21,440		
Total Revenue	$	21,440	$	-
Cost of Sales	$	5,805		
Gross Profit	$	15,635	$	-
Operational Expenses				
Sales and Marketing Expenses	$	98,156		
Administrative Expenses	$	611,135	$	362,324
Total Operational Expenses	$	709,291	$	362,324
Net Profit/(Loss) before Tax	$	(693,656)	$	(362,324)
Other Income	$	2,834	$	7,000
Net Profit and Loss	$	(690,822)	$	(355,324)
Loss per share	*$*	*(0.07)*	*$*	*(0.04)*

Accompanying footnotes are the integral part of the financial Statements

6

Harmony Turbines, Inc.
Statement of Changes in Equity
As of December 31, 2023

	Common Stock	preferred non-voting Reg CF	Additional Paid in Capital	Retained Earnings	Total
	Shares	Shares			
As of December 31, 2021	10,000,000	874,383	189,159	-175,535	13,624
				-355,324	-355,324
		436,216	849,840		
As of December 31, 2022	10,000,000	1,310,599	1,038,999	-530,859	508,140
New issuance		2,059,004	1361142		1,361,142
Net Income/(loss)				-690,822	-690,822
As of December 31, 2023	10,000,000	3,369,603	2,400,141	-1,221,681	1,178,460

Accompanying footnotes are the integral part of the financial Statements

7

Harmony Turbines, Inc.

Harmony Turbines Inc
Comparative Statement of Cash Flow
As of December 31, 2023

Cash Flow from Operating Activities		**2023**		**2022**
Net Income	$	(690,822)	$	(355,324)
Non-Cash Adjustments	$	15,934		
Change in Inventory	$	9,853	$	(4,741)
Prepaid Expenses	$	(2,500)	$	(2,026)
Change in Accrued Liabilities	$	(1,650)	$	1,945
Net Cash from Operating Activities	$	**(669,186)**	$	**(360,146)**
Cash Flow from investing Activities				
Purchase of Assets	$	(273,903)	$	(17,872)
Net Cash from investing Activities	$	**(273,903)**	$	**(17,872)**
Cash flow from Financing Activities				
Paid in Capital	$	1,360,955	$	849,964
Net Cash from Financing Activities	$	**1,360,955**	$	**849,964**
Net Cash Generated during the Period	$	**417,866**	$	**471,946**
Cash at the beginning of period	$	474,600	$	2,654
Cash at the end of Period	$	**892,310**	$	**474,600**

Accompanying footnotes are the integral part of the financial Statements

8

Harmony Turbines, Inc

NOTES TO THE FINANCIAL STATEMENTS

Nature of the Entity:

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical. Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Going concern and management's plans

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S., along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's

9

Harmony Turbines, Inc.

control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates: The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Harmony Turbines, Inc.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, providing assurance on their fairness and compliance with GAAP.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, savings accounts and Money Market accounts. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. The company does not have cash in any bank that is more than $250,000 and hence all cash is 100% FDIC secured.

Inventories

The inventory account is several purchases of merchandise that were customized for the entity with logos to sell it through website. The merchandise includes t-shirts, hats, mugs and sweatshirts.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2023, and 2022, is $15,934 and 0 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2023, and 2022.

Net loss per share

11

Net earnings or loss per share are computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.

Income Taxes

The Harmony Turbines, Inc. is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Total Net operating loss as of December 31, 2023, and December 31, 2022, is $1,221,836 and 530,859.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023, and December 31, 2022, entity's cash balance in any bank account was not more than FDIC insured limit of $250,000.

Revenues

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied.

As of December 31, 2023, and December 31, 2022, the Company didn't generate any revenue from the main line of business.

Advertising and Promotion

12

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, are $98,156 and $115,682, respectively which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

Harmony Turbines, Inc.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Property and Equipment

Property and Equipment consist of Furniture and Fixture, Machinery and Equipment, vehicle and leasehold improvements. As of December 31, 2023, cost and depreciation is below:

Furniture and Fixtures	$	5,458
Machinery and Equipment	$	129,614
Vehicles	$	15,150
Leasehold Improvements	$	142,287
Less		
Accumulated Depreciation	$	(15,934)
Non-Current Assets (Net)	**$**	**276,575**

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Related Party Transactions

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

Capitalization and Equity Transactions

As of December 31, 2023, Total Common stock issued and outstanding is 10,000,000.

Preferred stock

As of December 31, 2023, Total Preferred stock issued and outstanding is 3,369,603.

14

.

Equity Offerings

The entity has raised approximately $2.4 Million from various investors through Preferred non - voting Reg CF Offering.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities..

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 06, 2024, which is the date the financial statements were issued.

15

Harmony Turbines, Inc.
Supplementary Schedule
General and Administrative Expenses
As of December 31, 2023

Software	$	1,506
Workers Compensation	$	2,201
Advertising	$	98,156
Promotional Gifts	$	1,549
Bank Service Charges	$	38
StartEngine Fees	$	107,812
Merchant Fees	$	177
Accounting Fees	$	872
Equipment: Safety	$	282
Recruiting Expenses	$	106
Professional Fees	$	75
Patent Expenses	$	400
Meals: Staff	$	1,027
Meals: Clients	$	288
Product Discounts	$	28
Postage and Delivery	$	3,297
Moving	$	6,739
Shipping: Online Store	$	259
Business License and Fees	$	495
Grant Writing	$	2,723
Liability Insurance	$	3,699
Property Insurance	$	3,045
Legal Fees	$	1,936
Uniforms	$	475
Building: Utilities	$	4,718
Automobile: Fuel & Oil	$	1,437
Supplies: Office	$	3,870
Supplies: Computer	$	2,035
Equipment: Small Shop Appliances	$	4,117
Small Furniture Expense	$	4,673
Equipment: Small Computer	$	495
Supplies: Shop	$	25,529
Building: Repairs and Maintenance	$	3,548
Supplies: Machine Tooling	$	11,740
Research & Development	$	15,505
Building: Rent	$	25,428
Lease Expense	$	159
Equipment: Repairs and Maintenance	$	1,690
Equipment: Fuel	$	154
Wages and Salaries	$	298,504
Payroll Tax Expense	$	23,746
Training and Conferences	$	1,000
Telephone and Internet	$	3,226
Travel & Mileage	$	226
Depreciation	$	15,934
Employee Benefits	$	24,373

16

Appendix 2 – Articles of Incorporation and Articles of Amendment

| Entity# : 7105961 |
| Date Filed : 08/11/2020 |
| Effective Date : 08/12/2020 |
| Pennsylvania Department of State |

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ Return document by mail to:

Christopher Moore
Name
137 W Patrick Rd,
Address

| Hershey | PA | 17033 |
| City | State | Zip Code |

☐ Return document by email to: _____

Articles of Incorporation-For Profit
DSCB: 15-1306/2102/2303/2702/2903/3101/3303/7102
(rev.2/2017)

01236

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $0.00

☒ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

Check only one:

☒ Business-stock (§ 1306)
☐ Business-nonstock (§ 2102)
☐ Business-statutory close (§ 2303)
☐ Cooperative (§ 7102)

☐ Management (§ 2703)
☐ Professional (§ 2903)
☐ Insurance (§ 3101)
☐ Benefit (§ 3303)

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation (corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations):

   Harmony Turbines Inc

2. Complete part (a) or (b) – not both:

   (a) The address of this corporation's proposed registered office in this Commonwealth is: (post office box alone is not acceptable)

   | 1200 E Main Street, Suite 2 #119 | Palmyra | PA | 17078 | Lebanon |
   | Number and Street | City | State | Zip | County |

   (b) The name of this corporation's commercial registered office provider and the county of venue is:

   c/o: _____

   | Name of Commercial Registered Office Provider | County |

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. Check and complete one:

   ☐ The corporation is organized on a nonstock basis.

   ☒ The corporation is organized on a stock share basis and the aggregate number of shares authorized is: 10000000

PENN File: August 11, 2020

DSCB: 15-1306/2102/2303/2702/2903/3101/3303/7102-2

5. The name and address, including number and street, if any, of each incorporator (all incorporators must sign below):

Name	Address
Christopher T Moore	137 W Patrick Rd , Hershey , Lebanon , PA , United States , 17033

6. The specified effective date, if any is: 08/12/2020 3:08 PM   .

                  month/day/year   hour, if any

7. Additional provisions of the articles, if any, attach an 8½ by 11 sheet.

8. *Statutory close corporation only:* Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a et seq.)

9. *For Cooperative Corporation Only.*
   Check and complete one:

   The corporation is a cooperative corporation and the common bond of membership among its members is:

   _____

   The corporation is a cooperative corporation and the common bond of membership among its shareholders is:

   _____

10. *Benefit corporations only:* This corporation shall have the purpose of creating general public benefit.

   Strike out if inapplicable: This corporation shall have the purpose of creating the enumerated specific public benefit(s):

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this

11 day of August , 2020 .

Christopher T Moore
Signature

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Consent to Appropriation of Name DSCB:19-17.2 (rev. 7/2015	‖‖‖‖‖‖‖‖‖‖‖‖‖‖ 19172

Pursuant to 19 Pa. Code § 17.2 (relating to appropriation of the name of a senior corporation), the undersigned association, desiring to consent to the appropriation of its name by another association, hereby certifies that:

1. The name of the association executing this Consent to Appropriation of Name is:

Harmony Turbines LLC

2. The (a) address of the consenting association's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

Complete part (a) OR (b) – not both:

(a)	1200 E Main Street, Suite 2 #119	Palmyra	PA	17078	Lebanon
Number and street	City	State	Zip	County

OR

(b) c/o: _____

Name of Commercial Registered Office Provider   County

3. The date of incorporation or other organization of the consenting association is: 07/15/2020

4. The association(s) entitled to the benefit of this Consent to Appropriation of Name is(are):

Harmony Turbines Inc

5. The consenting association is (check only one):

☐ About to change its name
☑ About to cease to do business
☐ Being wound up
☐ A foreign association about to withdraw from doing business in the Commonwealth

IN TESTIMONY WHEREOF, the undersigned association has caused this Consent to Appropriation of Name be signed by a duly authorized officer thereof this 11 day of August , 2020 .

Christopher T. Moore
Signature

CEO
Title

07-09-2021 11:19 AM   Fax Services   → 17177832244

Entity# : 7105961
Date Filed : 07/09/2021
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ Return document by mail to:

Katie Koehle, Paralegal - Barley Snyder LLP

Name
126 East King Street

Address
Lancaster   PA   17602

City   State   Zip Code

☑ Return document by email to: kkoehle@barley.com

Articles of Amendment
Domestic Corporation

TFA210716XX0487

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $70

Check one: ☑ Business Corporation (§ 1915)   ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:

Harmony Turbines Inc

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
(Complete only (a) or (b), not both)

(a) Number and Street	City	State	Zip	County
1200 E Main Street, Suite 2 #119	Palmyra	PA	17078	Lebanon

(b) Name of Commercial Registered Office Provider   County

c/o:

3. The statute by or under which it was incorporated: PA Business Corporation Law

4. The date of its incorporation: 08/12/2020
(MM/DD/YYYY)

5. Check, and if appropriate complete, one of the following:

✔ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

____ The amendment shall be effective on: _____ at _____
                                  Date (MM/DD/YYYY)   Hour (if any)

PA DEPT. OF STATE

JUL 0 9 2021

DSCB:15-1915/5915–2

6. *Check one of the following:*

____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

✓ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate complete, one of the following:*

____ The amendment adopted by the corporation, set forth in full, is as follows

_____

_____

✓ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

__9__ day of __July__ , __2021__ .

Harmony Turbines Inc
_____
Name of Corporation

Christopher T. Moore , President
_____
Signature

Christopher T. Moore, President and CEO
_____
Title

EXHIBIT A
to
Articles of Amendment of
HARMONY TURBINES, INC.

Article 1 shall be amended as follows:

1.   The name of the corporation shall be: **Harmony Turbines, Inc.**

Article 2 shall be amended as follows:

2.   The address of the corporation's proposed registered office in this Commonwealth shall be: **120 North 25ᵗʰ Street, Suite 200, Lebanon, PA 17042, Lebanon County**

Article 4 shall be amended as follows:

4.   The aggregate number of shares that the Corporation shall have authority to issue is authorized is Nineteen Million (19,000,000) shares of Common Stock, no par value, and Ten Million (10,000,000) shares of Preferred Stock, no par value. The preferences, qualifications, limitations, restrictions and the special and relative rights granted to, or imposed upon the shares of each class of stock are as follows:

i.   Common Stock: The holders of the Common Stock shall have and possess exclusively all voting rights of any kind or nature, which shall include the exclusive voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law.

ii.   Preferred Stock: The Preferred Stock shall be non-voting stock. The holders of the Preferred Stock shall have no voting rights of any kind or nature, including without limitation, voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law. The Board of Directors shall have authority, to the full extent now or hereafter permitted by law, from time to time to issue Preferred Stock as a class without series or in one or more series and to fix by resolution the rights, designation, preferences, qualifications, limitations, restrictions, privileges, options, redemption rights, conversion rights, and other special or relative rights of such class or any series thereof, as the Board of Directors shall determine.

Article 8 shall be removed in its entirety.

Article 10 shall be amended to remove the following text contained in such Article: "This corporation shall have the purpose of creating a general public benefit." In addition the remainder of Article 10 shall be modified by striking out all remaining text under such Article.

Appendix 3 – Bylaws

BYLAWS

Of

HARMONY TURBINES INC

ARTICLE I.
Annual Meeting of Shareholders

Section 1.1   Time. The annual meeting of the shareholders of the corporation shall be held on or before the first day of August in each year at the registered office of the corporation, or at such other place and time on such other date as may from time to time be determined by the Board of Directors.

Section 1.2   Quorum. The presence in person or by proxy of shareholders entitled to cast a majority of the vote which all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Treasury shares shall not be counted in determining the total number of outstanding shares for voting purposes. The affirmative vote of shareholders entitled to cast a majority of the votes of those present at a meeting at which a quorum is present shall be the action of the shareholders.

ARTICLE II.
Notice of Meetings of Shareholders

Written notice of the annual meeting and written notice of special meetings of the shareholders shall be given to each shareholder entitled to vote at the meeting at least five (5) days prior to the date of the meeting by first class mail addressed to the shareholder at his address as it appears on the books of the corporation, except in cases where earlier notice is required by law.

ARTICLE III.
Board of Directors

The Board of Directors ("Board") shall be elected each year at the annual meeting of the shareholders of the corporation. The number of directors shall be determined by the shareholders. Each director shall be elected for a term of one (1) year and shall hold office until a successor is elected and has qualified.

ARTICLE IV.
Annual Meeting of the Board of Directors

Section 4.1   Time. Immediately following the annual meeting of the shareholders, the Board shall meet for the purpose of appointing committees, electing officers and transacting such other business as may properly come before the meeting.

Section 4.2   Quorum. The presence in person of a majority of the directors shall constitute a quorum for the purposes of consideration and action on a matter by the Board. The affirmative vote of a majority of the directors present at a meeting where a quorum is present shall constitute the action of the Board.

ARTICLE V.
Regular Meetings of the Board of Directors

Regular meetings of the Board shall be held, without call or notice, at such times as may by resolution be determined by the Board, at the registered office of the corporation or at such other place as may be determined by the Board.

ARTICLE VI.
Special Meetings of the Board of Directors

Special meetings of the Board may be called by the President or by the Secretary upon forty-eight (48) hours' notice to each director, given personally or by telephone.

ARTICLE VII.
Personal Liability of Directors

Section 7.1   General Rule. A director of the corporation shall not be personally liable for monetary damages for any action taken or any failure to take any action, except to the extent that exemption from liability for monetary damages is not permitted under the laws of the Commonwealth of Pennsylvania as now or hereafter in effect. The provisions of this Subsection (a) are intended to exempt the directors of the corporation from liability for monetary damages to the maximum extent permitted under the Business Corporation Law of 1988 (hereinafter "BCL"), or under any other law now or hereafter in effect.

Section 7.2   Standard of Care. Without limitation of Subsection (a) above, a director of the corporation shall not be personally liable for monetary damages for any action taken or any failure to take any action, unless: (i) the director has breached or failed to perform the duties of his office under the BCL; and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The provisions of the preceding sentence shall not exempt a director from: (i) the responsibility or liability of a director pursuant to any criminal statute; or (ii) the liability of a director for the payment of taxes pursuant to local, state or federal law.

Section 7.3   Modification or Repeal. The provisions of this Section may be modified or repealed by the Board or by the shareholders in accordance with the procedures for amending

Harmony Turbines, Inc.

these Bylaws; provided, however, that any such modification or repeal shall not have any effect upon the liability of a director relating to any action taken, any failure to take any action, or events which occurred prior to the voting approving of such modification or repeal.

ARTICLE VIII.
Drag-Along Rights

Section 8.1   The holders of a majority of the issued and outstanding shares of voting capital stock of the Corporation ("Controlling Shareholders") shall at all times be free to solicit good faith written offers made by any individual, corporation, partnership, limited liability company, business trust, association or any other entity ("Person") to purchase all of the shares of capital stock of the Corporation owned by them (an "Acquisition Offer"). If the Controlling Shareholders receive an Acquisition Offer which they desire to accept, they shall give the other shareholders of the Corporation a true and correct copy of the Acquisition Offer, together with a written notice of their intention to accept it (the "Acceptance Notice"), and they shall thereafter have the right (the "Drag Along Right") to require each of the other shareholders to sell all of their shares of capital stock of the Corporation to the proposed purchaser on the terms of the Acquisition Offer applicable to the class or series of capital stock owned by the other shareholders, respectively. The Controlling Shareholders shall exercise the Drag Along Right by written notice to each of the other shareholders, which may accompany the Acceptance Notice or may be delivered within ten (10) days thereafter. If the Drag Along Right is exercised, each of the other shareholders shall sell all of their shares of capital stock of the Corporation to the proposed purchaser on the terms of the Acquisition Offer applicable to the class or series of capital stock owned by the other shareholders. Each of the other shareholders shall execute, deliver, and have liability with respect to such documents, agreements, and instruments as are to be executed and delivered by the Controlling Shareholders pursuant to the Acquisition Offer.

ARTICLE IX.
Indemnification

Section 9.1   Subject to the provisions of Section 2 of this Article, the corporation shall, to the fullest extent permitted under the laws of the Commonwealth of Pennsylvania as now or hereafter in effect, indemnify against all Expenses any Representative who was or is a party, witness or other participant or threatened to be made a party, witness or participant to any Action by reason of the fact that he is or was a Representative. The term "Expenses" shall mean all expenditures, attorneys' fees, court costs, transcript costs, fees of experts and witnesses, travel expenses and all other similar expenditures, judgments, fines, penalties and amounts paid in settlement which are actually and reasonably incurred by the Representative in connection with such Action. The term "Representative" shall mean any person and his heirs, executors and personal representatives, who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer or in a similar capacity, of another corporation, partnership, joint venture, trust or other enterprise, whether or not such entity is established to earn a profit. The term "Action" shall mean any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative and shall include any suit or proceeding by or in the right of the corporation.

Section 9.2   Advance Payment of Expenses. Prior to the final disposition of any Action, the corporation may pay all reasonable Expenses incurred in connection with the defense or other response to any Action by a Representative. However, the Representative shall provide the corporation with an undertaking, in writing, to repay all amounts advanced if it is determined upon final disposition of such Action that the Representative is not entitled to be indemnified by the corporation.

Section 9.3   No Duplication of Payments. The corporation shall not be liable under this Article to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that the person seeking indemnification has otherwise actually received payment under any insurance policy, contract, agreement or otherwise. In the event that the corporation makes a payment of Expenses to or on behalf of any person, such person shall repay to the corporation the amount so paid, if and to the extent that he or she subsequently receives payment therefor under any insurance policy, contract, agreement or otherwise.

Section 9.4   Insurance. The corporation may purchase and maintain at its own expense one or more policies of insurance to protect itself and to protect any Representative against any Expense, liability or loss incurred by such Representative in such capacity, whether or not the corporation would have the authority to indemnify such Representative against any such Expense, liability or loss under this Article or under the laws of the Commonwealth of Pennsylvania.

Section 9.5   Indemnification Agreements. The corporation shall have authority to enter into an indemnification agreement with any person who may be indemnified by the corporation pursuant to the provisions of this Article or otherwise. Any such indemnification agreement may contain such terms and conditions as the Board determines to be appropriate, but such terms and conditions shall not be inconsistent with the substantive provisions of this Article. The fact that the corporation has not entered into an indemnification agreement with any person shall not in any way limit the indemnification rights of such person under this Article.

Section 9.6   Non-exclusivity. The right to indemnification and to the payment of Expenses incurred in defending against or otherwise responding to any Action in advance of its final disposition as set forth in this Article shall not be exclusive of any other rights which any person may now have or hereafter acquire under any agreement, vote of shareholders, vote of directors, or under any applicable law or under the Articles of Incorporation of the corporation, or otherwise.

Section 9.7   Survival of Rights. The indemnification rights provided to a person under the provisions of this Article shall continue after such person ceases to be a Representative as to any action taken, any failure to take action, or any events which occurred while such person was a Representative.

     Section 9.8   Modification or Repeal. The provisions of this Article may be modified or repealed in accordance with the procedures for amending these Bylaws; provided, however, that any such modification or repeal shall not have any effect upon the indemnification rights of any person as they relate to any action taken, any failure to take action, or events which occurred prior to the vote approving of such modification or repeal.

ARTICLE X.
Officers

     Section 10.1   Election. The officers of the corporation shall be a President, Treasurer and Secretary and such other officers and assistant officers as may from time to time be elected by the Board. Any number of offices may be held by the same person. All officers shall serve at the pleasure of the Board.

     Section 10.2   President. The President shall attend all meetings of the Board and in general, perform all duties incident to the office of President. The President is authorized to enter into and execute on behalf of the corporation all contracts, leases, deeds or other documents as determined by the President to be in the best interest of the corporation.

     Section 10.3   Secretary. The Secretary shall attend all meetings of the Board and record all votes of the Board. The Secretary shall keep minutes of the meetings of the Board in suitable books and shall perform like duties for all committees of the Board when requested. The Secretary shall give or shall cause to be given notices of meetings as required by law or these Bylaws and shall, in general, perform all duties incident to the office of Secretary and such other duties as may be prescribed by the Board.

     Section 10.4   Treasurer. The Treasurer shall receive all money paid to the corporation and keep or cause to be kept accurate accounts of all money received or payments made in books kept for that purpose. The Treasurer shall deposit all money received by him in the name and to the credit of the corporation in banks or other places of deposit designated for that purpose by the Board. The Treasurer shall disburse the money of the corporation as directed by the Board or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the President and board at the regular meetings of the Board, and whenever requested by the President and/or the Board, an account of all the transactions made as Treasurer and a report of the financial condition of the corporation.

ARTICLE XI.
Amendment

The bylaws of the corporation may be amended or repealed, or new bylaws may be adopted, by the affirmative vote of: (i) the holders of a majority of the issued and outstanding shares of voting capital stock of the corporation; or (ii) with respect to those matters which are not by statute committed expressly to the shareholders, a majority of the directors.

ARTICLE XII.
Shares

Section 12.1 <u>Certificate of Shares</u>. Shares of the corporation's stock may be certified or uncertified, as provided under Pennsylvania law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue. Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Pennsylvania, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation.

Section 12.2 <u>Lost Certificates</u>. Except as provided in this Section 12.2, no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and canceled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares.

Appendix 4 – Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Harmony Turbines Inc
201 N 5th Avenue
Building 6
Lebanon, Pennsylvania 17046

The undersigned understands that Harmony Turbines Inc, a corporation formed under the laws of the State of Pennsylvania (the "Company"), is offering shares of preferred stock (the "Securities") up to an aggregate amount of $2,000,000.00 in a Regulation CF Offering (the "Offering"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities.** The Company is offering shares of preferred stock at Two Dollars ($2.00) per share.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after a closing of the Offering or (a "Closing"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by East West Bank (the "Escrow Agent") from the undersigned in the form of immediately available funds or other means approved by the Company. Such payment should be received at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of the State of Pennsylvania, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to a closing of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned acknowledges that no federal or state agency has reviewed or passed upon the merits or risks of an investment in the Securities or made any finding or determination regarding the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof except as permitted under the Securities Act and applicable State Securities Laws. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop or may not provide the undersigned with liquid access to capital. Consequently, the undersigned acknowledges and accepts that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED VOLUNTARILY AND KNOWINGLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Dispute Resolution.**

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Electronic Subscription.** The undersigned shall provide certain information to the Company, such as his or her name, email address, address, and subscription amount, and select "accept," or the equivalent action of acceptance, to confirm the personal information and investment of the undersigned through the platform hosting the Offering ("Electronic Acceptance"), and such Electronic Acceptance shall constitute the electronic signature of the undersigned and his or her desire to be bound to this Subscription Agreement and accepted as an investor in the Company. Each party hereto agrees to the following:

a) the electronic signature of the undersigned, as provided through Electronic Acceptance, is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the undersigned;

b) the Company's acceptance of the undersigned's subscription and electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and

c) each party's execution and delivery of this Subscription Agreement as provided in this Section 16 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Harmony Turbines Inc 201 N 5th Avenue Building 6 Lebanon, Pennsylvania 17046

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement according to the terms herein: